WOODSIDE
AUSTRALIAN ENERGY

03 SEP 22 [illegible] 7:21

5 September 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

03032159

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Mauritania PSC-B, Block 4 (Chinguetti-4-5), lodged with the Australian Stock Exchange on 5 September 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Rebecca Sims
Compliance Officer

dlw 9/23

82-2280

5 September 2003

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania PSC-B, Block 4
Chinguetti-4-5

Woodside Mauritania Pty Ltd, Operator of the Mauritania Area B Joint Venture, reports that the Chinguetti-4-5 combined appraisal and early development well, in Block 4 offshore Mauritania, was spudded on 4 September 2003.

The Chinguetti-4-5 well is the first in the 2003 program of two firm wells plus one optional well, planned for Woodside's Mauritanian acreage.

The drill ship "Jack Ryan" is drilling the well. The location is approximately 90 kilometres west-southwest of Nouakchott, the capital of Mauritania. Water depth at the location is approximately 820 metres. Planned total depth is 2,625 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Participants in the Area B PSC are as follows:	**Area B (Chinguetti)**
Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Oil and Gas NL	6.0%
Roc Oil (Mauritania) Company	2.4%

KAREN LANGE
Company Secretary